Exhibit 99.6
News release...
Date: 8 November 2007 (Canada)
Ref: PR573g
Rio Tinto Offer for Alcan expires with over 98 per cent of shares tendered
Rio Tinto today announces that the offer (the “Offer”) by Rio Tinto Canada Holding Inc. (“RTCH”) to acquire all of the shares of Alcan Inc. (“Alcan”) is now closed for acceptance.
As at the expiry time of the Offer (6:00pm Eastern Time (Canada) on November 8, 2007), approximately 8,585,000 additional common shares of Alcan have either been validly deposited and taken up or are covered by notices of guaranteed delivery. These additional shares (which represent approximately 2.28 per cent of the outstanding shares), together with approximately 360,431,000 shares already beneficially owned by RTCH, represent approximately 98.10 per cent of the outstanding shares of Alcan.
RTCH will promptly exercise its right to acquire all the remaining Alcan shares by way of compulsory acquisition under the Canada Business Corporations Act. Notices of compulsory acquisition will be mailed to remaining shareholders as soon as practicable.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information or a copy of reports filed under Canadian securities legislation, please contact:
Rio Tinto Canada Holding Inc.
770 Sherbrooke Street West, Suite 1800
Montreal, Quebec H3A1G1
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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David Ovington	Investor Relations, North America
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